EXHIBIT 10-36(d)

FOURTH AMENDMENT AND
WAIVER TO CREDIT AGREEMENT

FOURTH AMENDMENT AND WAIVER, dated as of May 14, 2003, to the Credit Agreement referred to below (this "Amendment") among BUTLER INTERNATIONAL, INC., a Delaware corporation ("Holdings"), BUTLER SERVICE GROUP, INC., a New Jersey corporation, as Borrower (the "Borrower"); the other Credit Parties signatory hereto; GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation (in its individual capacity, "GE Capital"), for itself, as Lender, and as Agent for Lenders ("Agent") and the other Lenders signatory hereto from time to time.

W I T N E S S E T H:

WHEREAS, Borrower, the other Credit Parties signatory thereto, Agent, and Lenders signatory thereto are parties to that certain Credit Agreement, dated as of September 28, 2001 (including all annexes, exhibits and schedules thereto, and as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"); and

WHEREAS, Agent and Lenders have agreed to amend the Credit Agreement and to waive certain violations of the Credit Agreement, in the manner, and on the terms and conditions, provided for herein;

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.   Definitions.   Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement or Annex A thereto.

2.   Waiver. Agent and Lenders hereby waive, as of the Amendment Effective Date (as defined below), all Events of Default arising solely from Borrower's failure to comply with the Financial Covenants referenced in Section 6.10 of the Credit Agreement and set forth in Annex G, clauses (b) (Minimum Fixed Charge Coverage Ratio), (c) (Minimum Tangible Net Worth) and (d) (Minimum Interest Coverage Ratio) thereof for the Fiscal Quarter ended March 31, 2003. Nothing herein shall be deemed a waiver of any term or condition of any Loan Document nor shall be deemed to prejudice any right or rights which Agent or Lenders may now have or may have in the future under or in connection with any Loan Document or any of the instruments or agreements referred to therein, as the same may be amended from time to time.

3.   Amendment. Annex A of the Credit Agreement is hereby amended as of the Amendment Effective Date by amending and restating each definition from Annex A to the Credit Agreement set forth below in its entirety to reads as set forth below:

"EBITDA" means, for any period, EBIT for such period, plus (i) all charges in such period for amortization of intangibles, depletion and depreciation, (ii) for any period ending

EXHIBIT 10-36(d)

on or before December 31, 2001, up to $1,000,000 of restructuring charges solely for purposes of determining the Applicable Margin in the grid set forth in Section 1.5(a), (iii) the amount of non-cash charges as the result of any grant to any Person of Stock or other non-cash consideration (including, but not limited to, non-cash charges in connection with the issuance of a subordinated promissory note in favor of Edward M. Kopko in the amount of $6.3million), (iv) up to $2,000,000 of restructuring charges for the period ending December 31, 2003, and (v) for any period ending on or before December 31, 2001, with the consent of the Agent, up to $4,900,000 of restructuring charges solely for purposes of calculating compliance with the financial covenants set forth in Section 6.10 and Annex G."

"Tangible Net Worth" means, with respect to any Person at any date, the Net Worth of such Person at such date (excluding the impact of FASB 141, 142 and 144), excluding, however: (i) from the determination of the total assets at such date, (a) all capitalized organizational expenses, capitalized research and development expenses, trademarks, trade names, copyrights, patents, patent applications, licenses and rights in any thereof, and other intangible items (excluding goodwill), (b) all unamortized debt discount and expense, (c) treasury Stock, (d) any write-up in the book value of any asset resulting from a revaluation thereof, and (e) up to $4,900,000 of restructuring charges which occurred between July 1, 2001 through December 31, 2001 solely for purposes of calculating compliance with financial covenants set forth in Section 6.10 and Annex G, and (ii) from the determination of the total liabilities at such date, all liabilities in connection with the issuance of a subordinated promissory note in favor of Edward M. Kopko in the amount of $6.3million."

4. Representations and Warranties. To induce Agent and Lenders to enter into this Amendment, each of Holdings and Borrower makes the following representations and warranties to Agent and Lenders:

(a) The execution, delivery and performance of this Amendment and the performance of the Credit Agreement, as amended by this Amendment (the "Amended Credit Agreement") by Borrower and Holdings: (a) is within such Person's organizational power; (b) has been duly authorized by all necessary or proper corporate and shareholder action; (c) does not contravene any provision of such Person's charter or bylaws or equivalent organizational documents; (d) does not violate any law or regulation, or any order or decree of any court or Governmental Authority; (e) does not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which such Person or any of its property is bound; (f) does not result in the creation or imposition of any Lien upon any of the property of such Person other than those in favor of Agent pursuant to the Loan Documents; and (g) does not require the consent or approval of any Governmental Authority or any other Person.

(b) This Amendment has been duly executed and delivered by or on behalf of each of Holdings, Borrower and the other Credit Parties.

EXHIBIT 10-36(d)

(c)   Each of this Amendment and the Amended Credit Agreement constitutes a legal, valid and binding obligation of Borrower and each of the other Credit Parties party thereto, enforceable against each in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d)   No Default or Event of Default has occurred and is continuing after giving effect to this Amendment.

(e)   No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Credit Party, threatened against any Credit Party, at law, in equity or otherwise, before any court, board, commission, agency or instrumentality of any Governmental Authority, or before any arbitrator or panel of arbitrators, (i) which challenges Borrower's or, to the extent applicable, any other Credit Party's right, power, or competence to enter into this Amendment or perform any of their respective obligations under this Amendment, the Amended Credit Agreement or any other Loan Document, or the validity or enforceability of this Amendment, the Amended Credit Agreement or any other Loan Document or any action taken under this Amendment, the Amended Credit Agreement or any other Loan Document or (ii) which if determined adversely, is reasonably likely to have or result in a Material Adverse Effect. To the knowledge of Holdings or Borrower, there does not exist a state of facts which is reasonably likely to give rise to such proceedings.

(f)   The representations and warranties of Borrower and the other Credit Parties contained in the Credit Agreement and each other Loan Document shall be true and correct on and as of the Amendment Effective Date and the date hereof with the same effect as if such representations and warranties had been made on and as of such date, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

5.   No Other Amendments/Waivers. Except as expressly amended herein, the Credit Agreement and the other Loan Documents shall be unmodified and shall continue to be in full force and effect in accordance with their terms. In addition, this Amendment shall not be deemed a waiver of any term or condition of any Loan Document and shall not be deemed to prejudice any right or rights which Agent, for itself and Lenders, may now have or may have in the future under or in connection with any Loan Document or any of the instruments or agreements referred to therein, as the same may be amended from time to time. The parties hereto do contemplate entering into another amendment to the Credit Agreement which will allow for the issuance of a subordinated promissory note in favor of Edward M. Kopko in the amount of $6.3 million.

6.   Outstanding Indebtedness; Waiver of Claims. Each of Borrower and the other Credit Parties hereby acknowledges and agrees that as of May 14, 2003 the aggregate outstanding principal amount of (i) the Revolving Loan is $19,923,313.40, (ii) the Term Loan A is $17,000,000 and (iii) the Term Loan B is $18,000,000 and that such principal amounts are

EXHIBIT 10-36(d)

payable pursuant to the Credit Agreement without defense, offset, withholding, counterclaim or deduction of any kind. Borrower and each other Credit Party hereby waives, releases, remises and forever discharges Agent, Lenders and each other Indemnified Person from any and all claims, suits, actions, investigations, proceedings or demands arising out of or in connection with the Credit Agreement (collectively, "Claims"), whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law of any kind or character, known or unknown, which Borrower or any other Credit Party ever had, now has or might hereafter have against Agent or Lenders which relates, directly or indirectly, to any acts or omissions of Agent, Lenders or any other Indemnified Person on or prior to the date hereof, provided, that neither Borrower nor any other Credit Party waives any Claim solely to the extent such Claim relates to the Agent's or any Lender's gross negligence or willful misconduct.

7.   Expenses. Borrower and the other Credit Parties hereby reconfirms its respective obligations pursuant to Sections 1.9 and 11.3 of the Credit Agreement to pay and reimburse Agent, for itself and Lenders, for all reasonable costs and expenses (including, without limitation, reasonable fees of counsel) incurred in connection with the negotiation, preparation, execution and delivery of this Amendment and all other documents and instruments delivered in connection herewith.

8.   Effectiveness. This Amendment shall be deemed effective as of the date hereof (the "Amendment Effective Date") only upon satisfaction in full in the judgment of Agent of each of the following conditions:

(a)   Amendment. Agent shall have received five (5) original copies of this Amendment duly executed and delivered by Agent, each Lender, Borrower and the other Credit Parties.

(b)   Payment of Expenses. Borrower shall have paid to Agent all costs, fees and expenses owing in connection with this Amendment and the other Loan Documents and due to Agent (including, without limitation, reasonable legal fees and expenses).

(c)   Representations and Warranties. The representations and warranties of or on behalf of the Credit Parties in this Amendment shall be shall be true and correct on and as of the Amendment Effective Date and the date hereof, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

9.   GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

10.   Counterparts. This Amendment may be executed by the parties hereto on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[SIGNATURE PAGES FOLLOW]

EXHIBIT 10-36(d)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the day and year first above written.

BUTLER SERVICE GROUP, INC.

By: _____
Name: _____
Title: _____

GENERAL ELECTRIC CAPITAL CORPORATION, as Agent and Lender

By: _____
     Duly Authorized Signatory

EXHIBIT 10-36(d)

The following Persons are signatories to this Amendment in their capacity as Credit Parties and not as Borrowers.

BUTLER INTERNATIONAL, INC.

By: _____
Name: _____
Title: _____

BUTLER SERVICES INTERNATIONAL, INC.

By: _____
Name: _____
Title: _____

BUTLER TELECOM, INC.

By: _____
Name: _____
Title: _____

BUTLER SERVICES, INC.

By: _____
Name: _____
Title: _____

BUTLER UTILITY SERVICE, INC.

By: _____
Name: _____
Title: _____